

## Summary Prospectus August 1, 2012

## Pear Tree Columbia Micro Cap Fund

Ordinary Shares: PTFMX
Institutional Shares: MICRX

Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. You can find the Fund's prospectus and other information about the Fund online at *www.peartreefunds.com*. You may also obtain this information at no cost by calling 1-800-326-2151 or by sending an email request to *info@peartreefunds.com*. The current prospectus and statement of additional information dated August 1, 2012 are incorporated by reference into this summary prospectus.

**Investment Objective**: Long-term growth of capital.

### Fee Table and Expenses of Micro Cap Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of Micro Cap Fund.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment)

|  | Ordinary Shares | Institutional Shares |
|---|---|---|
| Management Fees | 1.00% | 1.00% |
| Distribution (12b-1) Fees | 0.25% | None |
| Other Expenses | 3.33%* | 3.28%* |
| Acquired Fund Fees and Expenses | 0.01% | 0.01% |
| Total Annual Fund Operating Expenses | 4.59% | 4.29% |

\* Other Expenses are based on estimated amounts for the current fiscal year.

### Example

This example is intended to help you compare the cost of investing in Micro Cap Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Micro Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that Micro Cap Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Ordinary Class | $460 | $1385 | $2319 | $4685 |
| Institutional Class | $431 | $1301 | $2183 | $4445 |

### Portfolio Turnover

Micro Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect Micro Cap Fund's performance. During the most recent fiscal year, Micro Cap Fund's portfolio turnover rate was 67 percent of the average value of its portfolio.

## Principal Investment Strategies

Under normal market conditions, Micro Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in stocks of micro-cap companies. Micro Cap Fund considers a micro-cap company to be a company having a market capitalization at time of purchase no larger than the market capitalization of the largest company in the Russell Microcap® Index (i.e., approximately $750 million). Micro Cap Fund does not apply a minimum market capitalization to the securities that it acquires.

The sub-adviser to Micro Cap Fund utilizes a series of well-defined, established processes in order to select and reevaluate securities. The sub-adviser begins with a universe of securities. Each security in that universe is then evaluated using a series of proprietary screens involving fundamental, quantitative, qualitative and technical analysis. Once a security has been subjected to those analytical filters, the sub-adviser performs a detailed assessment; develops an investment thesis; sets a price target and initiates a portfolio position. From time to time, holdings may be diversified by company and industry, although Micro Cap Fund is not obligated to remain diversified. While most assets are typically invested in U.S. common stocks, Micro Cap Fund may invest in American Depositary Receipts, or ADRs, and other foreign stocks traded on U.S. exchanges in keeping with Micro Cap Fund's objectives.

Micro Cap Fund may lend its securities. Micro Cap Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Micro Cap Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

## Principal Investment Risks

It is possible to lose money by investing in Micro Cap Fund. An investment in Micro Cap Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

*Market, Industry and Specific Holdings.* The share price of Micro Cap Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Micro Cap Fund has significant holdings, or weaknesses associated with one or more specific companies in which Micro Cap Fund may have substantial investments.

*Liquidity Risk.* Micro Cap Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

*Active Management Risk.* The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Micro Cap Fund's investments may prove to be incorrect.

*Micro-Capitalization Securities.* Investments in micro-capitalization companies typically present greater risks than investments in larger companies. Many micro-cap securities do not have to meet national exchange listing requirements. As a result, the performance of Micro Cap Fund may be more volatile than a fund that invests in small- or mid-cap stocks.

*Foreign Investing.* Micro Cap Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar

*Sector.* Micro Cap Fund currently has significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

*Non-Diversification.* Micro Cap Fund is "non-diversified," which means that it may invest a higher percentage of its assets in a small number of issuers. When Micro Cap Fund is not diversified, a decline in the value of the securities of one issuer could have a significant negative effect on the value of Micro Cap Fund's portfolio.

*Securities Lending.* Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Micro Cap Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Micro Cap Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

## Performance

Micro Cap Fund had not commenced operations as of the calendar year ended December 31, 2011, and thus, there is no annual performance information included.

## Management

Micro Cap Fund is managed by Pear Tree Advisors, Inc. Columbia Partners, L.L.C., Investment Management ("*Columbia*") serves as Micro Cap Fund's sub-adviser. The following employees of Columbia serve as the portfolio managers of Micro Cap Fund:

| Investment Team | Position at Columbia | Manager of the Fund Since |
|---|---|---|
| Robert A. von Pentz, CFA | Chief Investment Officer, Senior Equity Portfolio Manager and Research Analyst | 2011 |
| Daniel M. Goldstein, CFA | Equity Team Portfolio Manager and Research Analyst | 2011 |

## Buying and Selling Fund Shares

You may buy or sell shares of Micro Cap Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders of Fund shares are processed at the net asset value next calculated after an order is received.

**Initial Investment Minimum**

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

**Ongoing Investment Minimum**
Both Classes: 50 shares

**Contact Information**

**Mail:** Pear Tree Funds
Attention: Transfer Agent
55 Old Bedford Road, Suite 202
Lincoln, MA 01773
**Telephone:** 1-800-326-2151
**Website:** www.peartreefunds.com

## Tax Information

Micro Cap Fund's distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

## Payments to Broker-Dealers and other Financial Intermediaries

If you purchase Micro Cap Fund through a broker-dealer or other financial intermediary (such as a bank), Micro Cap Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Micro Cap Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.

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